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                            November 17, 2023

       Tara Y. Harrison
       Executive Vice President & Chief Financial Officer
       Virginia National Bankshares Corporation
       404 People Place
       Charlottesville, VA 22911

                                                        Re: Virginia National
Bankshares Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-40305

       Dear Tara Y. Harrison:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                         After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Presentations, page 33

   1. We note your disclosure of Non-GAAP measures for "ALLL to total loans, excluding acquired loans and fair
value mark" and "ALLL + fair value mark to total loans" here and in your quarterly
reports filed on Form 10-Q. It appears that disclosing these financial measures and metrics
excluding the impact of purchase accounting or adding purchase accounting fair value
mark adjustments represent individually tailored recognition and measurement methods.
Accordingly, please revise your disclosures, in future filings, to remove such measures.
Refer to Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance & Disclosure
Interpretations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tara Y. Harrison
Virginia National Bankshares Corporation
November 17, 2023
Page 2

       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.



FirstName LastNameTara Y. Harrison                    Sincerely,
Comapany NameVirginia National Bankshares Corporation
                                                      Division of Corporation
Finance
November 17, 2023 Page 2                              Office of Finance
FirstName LastName